Exhibit 99.1

Collective Mining Reports High Recovery Rates for Gold at Apollo Averaging 94.3% From New Variability Metallurgical Test Work

TORONTO, Oct. 3, 2024 /CNW/ - Collective Mining Ltd. (NYSE: CNL) (TSX: CNL) ("Collective" or the "Company") is pleased to announce results from recent cyanidation tests conducted on representative samples from both shallow and deeper areas of its Apollo system ("Apollo") at the Guayabales Project in Caldas, Colombia. The test results have yielded an average gold dissolution of 94.3% from seven new variability samples and confirm and corroborate previously announced cyanidation gold recoveries (see press release dated October 17, 2023). Furthermore, optimization test work on a flotation concentrate returned substantial improvements in recoveries for gold and silver over those previously reported on April 11, 2024.

As a reminder, based on previous work completed, the Company envisions a conventional split circuit for processing material from Apollo with the copper rich stream (more than 0.15% copper) being treated through a flotation circuit and the copper poor stream (less than 0.15% copper) being treated through a precious metal focused cyanidation circuit to produce doré. The Company also now expects that a gravity circuit will be included after flotation for recovery of the high-grade tungsten mineralization.

The Company has five diamond drill rigs in operation as part of its fully funded 40,000 metres drill program for 2024, with two rigs drilling at Apollo, two rigs drilling at the Trap system and one rig drilling at the Plutus Target.

Ari Sussman, Executive Chairman commented: "The comprehensive metallurgical test work completed on Apollo confirms the simple nature of achieving high recovery rates of valuable metals from the system using conventional technologies."

Details

Table 1: New Cyanidation Bottle Roll Leaching Variability Test Work Results

Seven variability samples with representative copper poor sulfide mineralization distributed across the Apollo system:

Variability Sample	Head Grade			Dissolution
	Au, g/t	Ag, g/t	%Cu	Gold %	Silver %
BAM002	1.28	6.77	0.03	95.7	62.1
BAM003	1.22	43.19	0.12	92.9	73.8
BAM004	1.52	5.76	0.02	94.2	67.4
BAM005	0.39	6.44	0.02	95.0	54.4
BAM006	1.12	11.27	0.04	90.5	69.3
BAM007	0.39	3.96	0.01	95.0	61.7
BAM008	1.10	4.72	0.01	96.8	57.4
Average	1.00	11.73	0.03	94.3	63.7
  New cyanidation variability tests undertaken in SGS Lima, Peru returned average gold and silver recoveries of 94.3% and 63.7%, respectively. The seven samples are widely distributed throughout both shallow and deeper portions of Apollo and are representative of the copper poor, sulfide material planned to be treated through a cyanidation circuit to produce doré. The samples were specifically selected to reflect lower grades (average 1.0 g/t Au and 11.7 g/t Ag, see Table 1) than previously tested. The results corroborate previous cyanidation test work recoveries (see press release dated October 17, 2023) and confirm the amenability of material from Apollo to yield high dissolution of gold over a wide range of grades.

Table 2: The Locked Cycle Cleaner Tailing Cyanidation Bottle Roll Leach Test Work Results

The composite with representative grade profile of copper-rich mineralization from Apollo, weighed 20 kilograms and was floated in a Locked Cycle Test to produce 600 grams of cleaner tailings which were subsequently subjected to cyanidation at ALS Laboratories in Kamloops, Canada. The overall flotation recovery rates and grades are presented below:

Bulk Flotation Test			Additional Recovery from Cyanidation of Cleaner Tailings	Overall Recoveries
	Grade	Recovery
Copper	21.3%	94.4%	-	94.4%
Gold	49.4 g/t	84.3%	5%	89.4%
Silver	961 g/t	82.7%	3%	85.2%
  Results confirm a significant improvement of the overall gold and silver recoveries to 89.4% and 85.2% respectively when compared to previous recoveries of 84.3% Au and 82.7% Ag (see press release dated April 11, 2024). These results demonstrate significant improvements in metal recovery of approximately 5% for gold and 3% for silver while maintaining copper recovery at 94% in the copper rich material to be treated through a flotation circuit.
  The results announced in this press release and those previously announced in the cyanidation and flotation press releases complete a comprehensive metallurgical test work program resulting in optimization of recoveries for the gold, silver, copper and tungsten in the Apollo system. These studies can now be utilized to outline an initial process design and assist in optimizing conditions for cyanidation and flotation facilities with respect to copper rich and copper poor streams.

About Collective Mining Ltd.

To see our latest corporate presentation and related information, please visit www.collectivemining.com

Founded by the team that developed and sold Continental Gold Inc. to Zijin Mining for approximately $2 billion in enterprise value, Collective is a copper, silver, gold and tungsten exploration company with projects in Caldas, Colombia. The Company has options to acquire 100% interests in two projects located directly within an established mining camp with ten fully permitted and operating mines.

The Company's flagship project, Guayabales, is anchored by the Apollo system, which hosts the large-scale, bulk-tonnage and high-grade copper-silver-gold-tungsten Apollo porphyry system. The Company's 2024 objective is to expand the Apollo system, step out along strike to expand the recently discovered Trap system and make a new discovery at either the Tower, X or Plutus targets.

Management, insiders, a strategic investor and close family and friends own nearly 50% of the outstanding shares of the Company and as a result are fully aligned with shareholders. The Company is listed on the NYSE under the trading symbol "CNL", on the TSX under the trading symbol "CNL" and on the FSE under the trading symbol "GG1".

Qualified Person (QP) and NI43-101 Disclosure

John Wells is the designated Qualified Person for this news release within the meaning of National Instrument 43-101 ("NI 43-101") and has reviewed and verified that the technical information contained herein is accurate and approves of the written disclosure of same. Mr Wells is a graduate of the Royal School of Mines in the UK, has over 50 years of experience in mineral processing and is a Fellow of the SAIMM (South African Institute of Mines and Metallurgy) and is a member of CIM (Canadian Institute of Mining and Metallurgy).

Technical Information

The Cyanidation Bottle Roll Leaching Variability samples were prepared and analyzed at the SGS facilities in Callao, Peru. The composites were produced from the remaining half drill core taken over different lengths of seven drillholes completed at Apollo. Leaching kinetics were conducted in bottles on laboratory rolls for 72 hours. 60μm feeds and 1000 ppm NaCN, 10.5 – 11.0 pH and 40% Solids. Bottle rolling was suspended briefly after 6, 12, 24, 48, and 72 hours and slurry samples were taken and filtered to collect pregnant solution for gold, silver and copper analyzes. SGS conforms to the requirements of ISO/IEC 17025, the global benchmark for laboratory quality management systems and ensures competent and valid outcomes to facilitate trust in these results.

The Locked Cycle Cleaner Tailing Cyanidation Bottle Roll Leach sample was prepared and analyzed at ALS Canada Ltd.'s Kamloops facilities in British Colombia, Canada. The composite was produced from the remaining half drill core taken over different lengths of four drillholes completed at Apollo. 21-23μm feeds and 1000 ppm NaCN, 11.0 pH and 20-24% Solids and O2 sparged. Bottle rolling was suspended briefly after 2, 6, 24, and 48 hours and slurry samples were taken and filtered to collect pregnant solution for gold and silver analyzes. ALS conforms to the requirements of ISO/IEC 17025 and is accredited by the Standards Council of Canada for the specific tests undertaken.

Information Contact:
Follow Executive Chairman Ari Sussman (@Ariski73) on X

Follow Collective Mining (@CollectiveMini1) on X, (Collective Mining) on LinkedIn, and (@collectivemining) on Instagram

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities legislation (collectively, "forward-looking statements"). All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to: the anticipated advancement of mineral properties or programs; future operations; future recovery metal recovery rates; future growth potential of Collective; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding future events including final listing mechanics and the direction of our business. Management believes that these assumptions are reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: risks related to the speculative nature of the Company's business; the Company's formative stage of development; the Company's financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; conclusions of future economic evaluations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, precious and base metals or certain other commodities; fluctuations in currency markets; change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties, as well as those risk factors discussed or referred to in the annual information form of the Company dated March 27, 2024. Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and there may be other factors that cause results not to be anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements.

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SOURCE Collective Mining Ltd.

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%CIK: 0001953575

For further information: Investors and Media: Paul Begin, Chief Financial Officer, p.begin@collectivemining.com, +1 (416) 451-2727

CO: Collective Mining Ltd.

CNW 06:30e 03-OCT-24